787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 17, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 363

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 363 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Currency Hedged MSCI Emerging Markets ETF (the “Fund”), a series of the Company.

The comments were provided in a telephone conversation on May 6, 2014. For your convenience, your comments are summarized below and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Company.

Comment 1: Please explain whether the investment objective of tracking the index is before or after expenses and confirm there is disclosure to that effect.

Response: The Fund seeks to track the investment results of the Underlying Index before the fees and expenses of the Fund. The Company respectfully notes that this fact has been disclosed under the heading “Index-Related Risk”. In addition, the Company will also include the following sentence in the “Principal Investment Strategies” section of the Fund’s prospectus: “The Fund seeks to track the investment results of the Underlying Index before the fees and expenses of the Fund.”

Comment No. 2: Please confirm whether acquired fund fees and expenses (“AFFE”) is excepted from the costs of the Fund paid by BlackRock Fund Advisors (“BFA”) and whether additional disclosure on this point is necessary. Additionally, please confirm that the fee waiver does not provide for potential recoupment by BFA. If recoupment is possible, please consider including additional disclosure.

Response: The Company confirms that AFFE are a part of the excepted expenses and are not included in the Management Fees for the Fund. The Company respectfully submits that additional disclosure is unnecessary because AFFE are disclosed in the Fee Table as a separate item from the heading “Management Fees,” clearly indicating that AFFE represent a cost to the Fund that is in addition to the Management Fee.

The Company confirms that the fee waivers for the Fund do not provide for recoupment by BFA of such waived amounts.

Comment No. 3: Please reconcile the objective that stated the Fund will invest in large- and mid-cap securities with the strategies that include small-cap securities.

Response: The Fund will not invest in small-capitalization companies.

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Ed Baer

Aaron Wasserman

Katherine Drury

Michael Gung